# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARSIDE BIOMEDICAL, INC., CIK 0001539029
CUSIP: 185063104
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 900 NORTH POINT PARKWAY, SUITE 200, ALPHARETTA, Georgia (GA), 30005
Date of event which requires filing of this statement: 09/13/2024
Filed by CIK 0001675236
Persons authorized to receive notices and communications: Clay Thorp, 280 S. Mangum Street,, Suite 350, Durham, North Carolina (NC), 27701, (919) 484-0730

## Reporting persons
- Hatteras Venture Advisors IV SBIC, LLC (CIK 0001675236): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hatteras Venture Partners IV SBIC, LP: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hatteras Venture Advisors IV, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hatteras Venture Partners IV, LP: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hatteras NC Fund, LP: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John C. Crumpler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 125,793; shared voting power 0; sole dispositive power 125,793; shared dispositive power 0; aggregate amount beneficially owned 125,793 (0.2% of the class)
- Robert A. Ingram: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 130,881; shared voting power 0; sole dispositive power 130,881; shared dispositive power 0; aggregate amount beneficially owned 130,881 (0.2% of the class)
- Kenneth B. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 86,324; shared voting power 0; sole dispositive power 86,324; shared dispositive power 0; aggregate amount beneficially owned 86,324 (0.1% of the class)
- Clay B. Thorp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 313,641; shared voting power 0; sole dispositive power 313,641; shared dispositive power 0; aggregate amount beneficially owned 313,641 (0.4% of the class)
  Comment: Includes 152,500 shares of Common Stock subject to options held by Mr. Thorp that are exercisable within 60 days of February 21, 2025.
- Douglas Reed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 127,011; shared voting power 0; sole dispositive power 127,011; shared dispositive power 0; aggregate amount beneficially owned 127,011 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: CLEARSIDE BIOMEDICAL, INC.
Address of issuer's principal executive offices: 900 NORTH POINT PARKWAY, SUITE 200, ALPHARETTA, Georgia (GA), 30005
Comment:
This Amendment No. 7 on Schedule 13D amends the statement on Schedule 13D, dated June 7, 2016, which relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Clearside Biomedical, Inc. (the "Issuer") which was previously amended on Schedule 13D/A, dated January 20 and April 17, 2017, March 21, 2018, July 17 and December 4, 2019, and January 4, 2023 filed by:

Hatteras Venture Advisors IV SBIC, LLC ("HVA SBIC")
Hatteras Venture Partners IV SBIC, LP ("HVP SBIC")
Hatteras Venture Advisors IV, LLC ("HVA IV")
Hatteras Venture Partners IV, LP ("HVP IV")
Hatteras NC Fund, LP ("Hatteras Fund")
John C. Crumpler
Robert A. Ingram
Kenneth B. Lee
Clay B. Thorp
Douglas Reed
(collectively, the "Reporting Persons").

Except as expressly amended below, the Schedule 13D, dated June 7, 2016, remains in effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
HVA SBIC-- 0 or 0%
HVP SBIC -- 0 or 0%
HVA IV-- 0 or 0%
HVP IV -- 0 or 0%
Hatteras Fund-- 0 or 0%
John C. Crumpler -- 125,793 or 0.2%
Robert A. Ingram -- 130,881 or 0.2%
Kenneth B. Lee -- 86,324 or 0.1%
Clay B. Thorp -- 313,641 or 0.4%
Douglas Reed -- 127, 011 or 0.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or to direct the vote

HVA SBIC-- 0
HVP SBIC -- 0
HVA IV-- 0
HVP IV -- 0
Hatteras Fund-- 0
John C. Crumpler -- 125,793
Robert A. Ingram -- 130,881
Kenneth B. Lee -- 86,324
Clay B. Thorp -- 313,641
Douglas Reed -- 127, 011

(iii) Sole power to dispose or to direct the disposition of

HVA SBIC-- 0
HVP SBIC -- 0
HVA IV-- 0
HVP IV -- 0
Hatteras Fund-- 0
John C. Crumpler -- 125,793
Robert A. Ingram -- 130,881
Kenneth B. Lee -- 86,324
Clay B. Thorp -- 313,641
Douglas Reed -- 127, 011

(iv) Shared power to dispose or to direct the disposition of

HVA SBIC-- 0
HVP SBIC -- 0
HVA IV-- 0
HVP IV -- 0
Hatteras Fund-- 0
John C. Crumpler -- 0
Robert A. Ingram -- 0
Kenneth B. Lee -- 0
Clay B. Thorp -- 0
Douglas Reed -- 0

(ii) Shared power to vote or to direct the vote

HVA SBIC-- 0
HVP SBIC -- 0
HVA IV-- 0
HVP IV -- 0
Hatteras Fund-- 0
John C. Crumpler -- 0
Robert A. Ingram -- 0
Kenneth B. Lee -- 0
Clay B. Thorp -- 0
Douglas Reed -- 0
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 13, 2024

## Signatures
- Hatteras Venture Advisors IV SBIC, LLC: /s/ Clay B. Thorp, Clay B. Thorp, Manager (02/21/2025)
- Hatteras Venture Partners IV SBIC, LP: /s/ Clay B. Thorp, Clay B. Thorp, Manager (02/21/2025)
- Hatteras Venture Advisors IV, LLC: /s/ Clay B. Thorp, Clay B. Thorp, Manager (02/21/2025)
- Hatteras Venture Partners IV, LP: /s/ Clay B. Thorp, Clay B. Thorp, Manager (02/21/2025)
- Hatteras NC Fund, LP: /s/ Clay B. Thorp, Clay B. Thorp, Manager (02/21/2025)
- John C. Crumpler: /s/ Clay B. Thorp, Clay B. Thorp, by Power of Attorney (02/21/2025)
- Robert A. Ingram: /s/ Clay B. Thorp, Clay B. Thorp, by Power of Attorney (02/21/2025)
- Kenneth B. Lee: /s/ Clay B. Thorp, Clay B. Thorp, by Power of Attorney (02/21/2025)
- Clay B. Thorp: /s/ Clay B. Thorp, Clay B. Thorp (02/21/2025)
- Douglas Reed: /s/ Clay B. Thorp, Clay B. Thorp, by Power of Attorney (02/21/2025)
Comment: This Amendment No. 7 to Schedule 13D was executed by Clay B. Thorp on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which was previously filed with the Reporting Person's Schedule 13D filed with the SEC on June 17, 2016 and as amended on February 8 and April 25, 2017, March 21, 2018, July 17 and December 4, 2019 and January 4, 2023.